Exhibit 12.1

TreeHouse Foods, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

	Three Months Ended	Year Ended
	March 31, 2017	December 31, 2016
Earnings:
Income (loss) before income taxes	$39.7	$(195.4)
Add (deduct):
Fixed charges	40.1	154.8
Capitalization of interest, net of amortization	0.2	(1.5)

Earnings available for fixed charges (a)	$80.0	$(42.1)

Fixed charges:
Interest expense	$29.7	$119.2
Capitalized interest and tax interest	0.4	2.5
One third of rental expense (1)	10.0	33.1

Total fixed charges (b)	$40.1	$154.8

Ratio of earnings to fixed charges (a/b) (2)	2.00	(0.27)

(1)	Considered to be representative of interest factor in rental expense.
(2)	The Company incurred a loss before income taxes for the year ended December 31, 2016. As a result, our earnings were less than our fixed charges by approximately $196.9 million.

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